March 25 , 2021

VIA DRS FILING

Mara Ransom
Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Just Eat Takeaway.com N.V. Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted March 25 , 2021 CIK No. 0001792627

Dear Ms. Ransom and Ms. Bagley:

Just Eat Takeaway.com N.V., a public company with limited liability incorporated under the laws of the Netherlands (the “Company”), has, concurrently with this letter, confidentially submitted a third amended (“Amendment No. 3”) draft registration statement on Form F-4 (the “Registration Statement”) relating to the registration of the Company’s ordinary shares, nominal value €0.04 per share (the “Shares”), under the Securities Act of 1933, as amended, in connection with the proposed all-share combination of the Company with Grubhub Inc. (“Grubhub”), for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company acknowledges that, as set forth in the comment letter of the Staff dated February 22, 2021, relating to Amendment No. 2 to the Registration Statement submitted to the Staff on February 10, 2021 (“Amendment No. 2”) , the review by the Staff of the Company’s responses to comments 1, 15 and 17 set forth in the comment letter of the Staff dated January 13, 2021 (the “January Comment Letter”), relating to Amendment No. 1 to the Registration Statement submitted to the Staff on December 23, 2020, is ongoing. However, subsequent to the filing of Amendment No. 2, on March 17, 2021 , the Company published its Annual Report 2020 for the year ended December 31, 2020 in accordance with the Company’s obligations under Dutch law, and on March 1, 2021, Grubhub filed with the Commission its Annual Report on Form 10-K for the year ended December 31, 2020. Because the Company’s draft financial statements for the year ended December 31, 2020 are available at this time , the Company has revised the Registration Statement in Amendment No. 3 to include (i) the unaudited consolidated financial statements of the Company and its subsidiaries as of December 31, 2020 and for the year ended December 31, 2020 and (ii) the audited consolidated financial statements of Grubhub and its subsidiaries as of December 31, 2020 and for the year ended December 31, 2020 in order to allow the Staff to review such financial statements and revisions concurrently with the Staff’s continued review of the aforementioned Company responses to the January Comment Letter.

Please do not hesitate to contact me at 011-44-207-453-1090 or acaples@cravath.com or G.J. Ligelis Jr. at 212-474-1892 or gligelisjr@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

Cc:
Jitse Groen, Chief Executive Officer
Just Eat Takeaway.com N.V.

Sophie Versteege, Secretary and General Counsel
Just Eat Takeaway.com N.V.

Maggie Drucker, Chief Legal Officer
Grubhub Inc.

Daniel Wolf
Laura Sullivan
Romain Dambre
Kirkland & Ellis LLP

VIA E-MAIL